ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group. Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

- **EBITDA:** this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to **EBIT**. These measures are calculated as follows:

Profit (loss) before tax from continuing operations	
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)	
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets	

- **Organic change in Revenues, EBITDA and EBIT:** these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences.
  Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the "accounting or reported" data and the "comparable" ones.

- **Net Financial Debt**: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.
  In order to better represent the actual change in net financial debt, in addition to the usual measure (renamed "Net financial debt carrying amount") is also shown the "Adjusted net financial debt", which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities	
+	Current financial liabilities	
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	
A)	**Gross Financial Debt**	
+	Non-current financial assets	
+	Current financial assets	
+	Financial assets included in Discontinued operations/Non-current assets held for sale	
B)	**Financial Assets**	
C = (A - B)	**Net Financial Debt carrying amount**	
D)	**Reversal of fair value measurement of derivatives and related financial liabilities/assets**	
E = (C+D)	**Adjusted Net Financial Debt**	

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report of the Interim Report at September 30, 2015 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt, are however consistent with those included in the Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2015.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Consolidated Financial Statements at September 30, 2015 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2014, to which reference can be made, except for the new standards and interpretations adopted by the Group starting from January 1, 2015, the adoption of which had no impact on the Telecom Italia Group Condensed Consolidated Financial Statements at September 30, 2015.

Furthermore, please note that the Condensed Consolidated Financial Statements at September 30, 2015 are unaudited.

TELECOM ITALIA GROUP - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	Change (a-b)	
			(a)	(b)	amount	%
Revenues	**4,778**	**5,421**	**14,875**	**15,972**	**(1,097)**	**(6.9)**
Other income	75	92	206	275	(69)	(25.1)
Total operating revenues and other income	**4,853**	**5,513**	**15,081**	**16,247**	**(1,166)**	**(7.2)**
Acquisition of goods and services	(1,969)	(2,330)	(6,343)	(6,887)	544	7.9
Employee benefits expenses	(728)	(724)	(2,433)	(2,320)	(113)	(4.9)
Other operating expenses	(272)	(296)	(1,160)	(855)	(305)	(35.7)
Change in inventories	(64)	(58)	(6)	(15)	9	60.0
Internally generated assets	163	138	477	418	59	14.1
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**1,983**	**2,243**	**5,616**	**6,588**	**(972)**	**(14.8)**
Depreciation and amortization	(1,034)	(1,075)	(3,164)	(3,229)	65	2.0
Gains (losses) on disposals of non-current assets	69	–	348	35	313	–
Impairment reversals (losses) on non-current assets	–	–	–	(1)	1	–
Operating profit (loss) (EBIT)	**1,018**	**1,168**	**2,800**	**3,393**	**(593)**	**(17.5)**
Share of profits (losses) of associates and joint ventures accounted for using the equity method	1	-	1	(5)	6	–
Other income (expenses) from investments	10	–	14	15	(1)	(6.7)
Finance income	441	765	2,020	1,630	390	23.9
Finance expenses	(930)	(1,256)	(3,993)	(3,367)	(626)	(18.6)
Profit (loss) before tax from continuing operations	**540**	**677**	**842**	**1,666**	**(824)**	**(49.5)**
Income tax expense	(196)	(220)	(389)	(637)	248	38.9
Profit (loss) from continuing operations	**344**	**457**	**453**	**1,029**	**(576)**	**(56.0)**
Profit (loss) from Discontinued operations/Non-current assets held for sale	150	126	480	386	94	24.4
Profit (loss) for the period	**494**	**583**	**933**	**1,415**	**(482)**	**(34.1)**
Attributable to:						
Owners of the Parent	**333**	**442**	**362**	**985**	**(623)**	**(63.2)**
Non-controlling interests	161	141	571	430	141	32.8

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and all non-owner changes in equity.

(millions of euros)		3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014
Profit (loss) for the period	(a)	494	583	933	1,415
Other components of the Consolidated Statement of Comprehensive Income					
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement					
Remeasurements of employee defined benefit plans (IAS19):					
Actuarial gains (losses)		–	–	56	(129)
Income tax effect		–	–	(15)	35
	(b)	–	–	41	(94)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:					
Profit (loss)		–	–	–	–
Income tax effect		–	–	–	–
	(c)	–	–	–	–
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	–	–	41	(94)
Other components that will be reclassified subsequently to Separate Consolidated Income Statement					
Available-for-sale financial assets:					
Profit (loss) from fair value adjustments		2	15	(19)	56
Loss (profit) transferred to Separate Consolidated Income Statement		18	(4)	(45)	(19)
Income tax effect		(2)	(2)	16	(9)
	(e)	18	9	(48)	28
Hedging instruments:					
Profit (loss) from fair value adjustments		(161)	374	1,007	313
Loss (profit) transferred to Separate Consolidated Income Statement		326	(414)	(486)	(513)
Income tax effect		(47)	10	(145)	55
	(f)	118	(30)	376	(145)
Exchange differences on translating foreign operations:					
Profit (loss) on translating foreign operations		(1,350)	(72)	(1,739)	(44)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		–	–	(1)	–
Income tax effect		–	–	–	–
	(g)	(1,350)	(72)	(1,740)	(44)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:					
Profit (loss)		–	–	–	–
Loss (profit) transferred to Separate Consolidated Income Statement		–	–	–	–
Income tax effect		–	–	–	–
	(h)	–	–	–	–
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(1,214)	(93)	(1,412)	(161)
Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(1,214)	(93)	(1,371)	(255)
Total comprehensive income (loss) for the period	(a+k)	(720)	490	(438)	1,160
Attributable to:					
Owners of the Parent		(446)	343	(469)	910
Non-controlling interests		(274)	147	31	250

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		9/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Assets				
Non-current assets				
Intangible assets				
Goodwill		29,542	29,943	(401)
Intangible assets with a finite useful life		6,045	6,827	(782)
		35,587	**36,770**	**(1,183)**
Tangible assets				
Property, plant and equipment owned		11,906	12,544	(638)
Assets held under finance leases		2,051	843	1,208
		13,957	**13,387**	**570**
Other non-current assets				
Investments in associates and joint ventures accounted for using the equity method		59	36	23
Other investments		42	43	(1)
Non-current financial assets		2,918	2,445	473
Miscellaneous receivables and other non-current assets		1,618	1,571	47
Deferred tax assets		943	1,118	(175)
		5,580	**5,213**	**367**
Total Non-current assets	(a)	**55,124**	**55,370**	**(246)**
Current assets				
Inventories		291	313	(22)
Trade and miscellaneous receivables and other current assets		5,348	5,615	(267)
Current income tax receivables		19	101	(82)
Current financial assets				
Securities other than investments, financial receivables and other current financial assets		*2,172*	*1,611*	*561*
Cash and cash equivalents		*4,534*	*4,812*	*(278)*
		6,706	6,423	283
Current assets sub-total		**12,364**	**12,452**	**(88)**
Discontinued operations /Non-current assets held for sale				
of a financial nature		258	165	93
of a non-financial nature		4,403	3,564	839
		4,661	**3,729**	**932**
Total Current assets	(b)	**17,025**	**16,181**	**844**
Total Assets	(a+b)	**72,149**	**71,551**	**598**

(millions of euros)		9/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Equity and Liabilities				
Equity				
Equity attributable to owners of the Parent		17,962	18,145	(183)
Non-controlling interests		4,073	3,554	519
Total Equity	**(c)**	**22,035**	**21,699**	**336**
Non-current liabilities				
Non-current financial liabilities		31,285	32,325	(1,040)
Employee benefits		1,023	1,056	(33)
Deferred tax liabilities		541	438	103
Provisions		563	720	(157)
Miscellaneous payables and other non-current liabilities		1,030	697	333
Total Non-current liabilities	**(d)**	**34,442**	**35,236**	**(794)**
Current liabilities				
Current financial liabilities		6,206	4,686	1,520
Trade and miscellaneous payables and other current liabilities		7,317	8,376	(1,059)
Current income tax payables		4	36	(32)
Current liabilities sub-total		**13,527**	**13,098**	**429**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale				
of a financial nature		358	43	315
of a non-financial nature		1,787	1,475	312
		2,145	**1,518**	**627**
Total Current Liabilities	**(e)**	**15,672**	**14,616**	**1,056**
Total Liabilities	**(f=d+e)**	**50,114**	**49,852**	**262**
Total Equity and liabilities	**(c+f)**	**72,149**	**71,551**	**598**

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		9 months to 9/30/2015	9 months to 9/30/2014
Cash flows from operating activities:			
Profit (loss) from continuing operations		453	1,029
Adjustments for:			
Depreciation and amortization		3,164	3,229
Impairment losses (reversals) on non-current assets (including investments)		6	6
Net change in deferred tax assets and liabilities		128	260
Losses (gains) realized on disposals of non-current assets (including investments)		(359)	(35)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(1)	5
Change in provisions for employee benefits		32	(33)
Change in inventories		19	11
Change in trade receivables and net amounts due from customers on construction contracts		315	(314)
Change in trade payables		(873)	(651)
Net change in current income tax receivables/payables		36	391
Net change in miscellaneous receivables/payables and other assets/liabilities		904	(433)
Cash flows from (used in) operating activities	**(a)**	**3,824**	**3,465**
Cash flows from investing activities:			
Purchase of intangible assets		*(1,210)*	*(1,018)*
Purchase of tangible assets		*(3,390)*	*(1,622)*
Total purchase of intangible and tangible assets on an accrual basis		(4,600)	(2,640)
Change in amounts due for purchases of intangible and tangible assets		*806*	*(388)*
Total purchase of intangible and tangible assets on a cash basis		(3,794)	(3,028)
Acquisition of control of companies or other businesses, net of cash acquired		(5)	(8)
Acquisitions/disposals of other investments		(29)	(1)
Change in financial receivables and other financial assets		(893)	(635)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		–	–
Proceeds from sale/repayments of intangible, tangible and other non-current assets		699	78
Cash flows from (used in) investing activities	**(b)**	**(4,022)**	**(3,594)**
Cash flows from financing activities:			
Change in current financial liabilities and other		787	969
Proceeds from non-current financial liabilities (including current portion)		4,000	3,349
Repayments of non-current financial liabilities (including current portion)		(5,286)	(5,594)
Share capital proceeds/reimbursements (including subsidiaries)		186	11
Dividends paid		(204)	(252)
Changes in ownership interests in consolidated subsidiaries		855	–
Cash flows from (used in) financing activities	**(c)**	**338**	**(1,517)**
Cash flows from (used in) discontinued operations/non-current assets held for sale	**(d)**	**(5)**	**(324)**
Aggregate cash flows	**(e=a+b+c+d)**	**135**	**(1,970)**
Net cash and cash equivalents at beginning of the period	**(f)**	**4,910**	**6,296**
Net foreign exchange differences on net cash and cash equivalents	**(g)**	(400)	(31)
Net cash and cash equivalents at end of the period	**(h=e+f+g)**	**4,645**	**4,295**

Additional Cash Flow information

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Income taxes (paid) received	(186)	(6)
Interest expense paid	(1,855)	(4,132)
Interest income received	699	2,810
Dividends received	3	5

Analysis of Net Cash and Cash Equivalents

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Net cash and cash equivalents at beginning of the period		
Cash and cash equivalents - from continuing operations	4,812	5,744
Bank overdrafts repayable on demand – from continuing operations	(19)	(64)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	117	616
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–
	4,910	**6,296**
Net cash and cash equivalents at end of the period		
Cash and cash equivalents - from continuing operations	4,534	4,106
Bank overdrafts repayable on demand – from continuing operations	(1)	(103)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	112	292
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	–	–

TELECOM ITALIA GROUP - NET FINANCIAL DEBT

(millions of euros)	9/30/2015 (a)	12/31/2014 (b)	Change (a-b)
Non-current financial liabilities			
Bonds	21,038	23,440	(2,402)
Amounts due to banks, other financial payables and liabilities	8,105	7,901	204
Finance lease liabilities	2,142	984	1,158
	31,285	**32,325**	**(1,040)**
Current financial liabilities (*)			
Bonds	3,887	2,645	1,242
Amounts due to banks, other financial payables and liabilities	2,162	1,872	290
Finance lease liabilities	157	169	(12)
	6,206	**4,686**	**1,520**
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	358	43	315
Total gross financial debt	**37,849**	**37,054**	**795**
Non-current financial assets			
Securities other than investments	(3)	(6)	3
Financial receivables and other non-current financial assets	(2,915)	(2,439)	(476)
	(2,918)	**(2,445)**	**(473)**
Current financial assets			
Securities other than investments	(1,659)	(1,300)	(359)
Financial receivables and other current financial assets	(513)	(311)	(202)
Cash and cash equivalents	(4,534)	(4,812)	278
	(6,706)	**(6,423)**	**(283)**
Financial assets relating to Discontinued operations/Non-current assets held for sale	(258)	(165)	(93)
Total financial assets	**(9,882)**	**(9,033)**	**(849)**
Net financial debt carrying amount	**27,967**	**28,021**	**(54)**
Reversal of fair value measurement of derivatives and related financial assets/liabilities	*(1,163)*	*(1,370)*	*207*
Adjusted Net Financial Debt	**26,804**	**26,651**	**153**
Breakdown as follows:			
Total adjusted gross financial debt	**35,376**	**34,421**	**955**
Total adjusted financial assets	**(8,572)**	**(7,770)**	**(802)**
(*) of which current portion of medium/long-term debt:			
Bonds	*3,887*	*2,645*	*1,242*
Amounts due to banks, other financial payables and liabilities	*1,316*	*1,413*	*(97)*
Finance lease liabilities	*157*	*169*	*(12)*

TELECOM ITALIA GROUP – OPERATING FREE CASH FLOW

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change
EBITDA	5,616	6,588	(972)
Capital expenditures on an accrual basis	(3,233)	(2,640)	(593)
Change in net operating working capital:	(1,144)	(1,604)	460
Change in inventories	*19*	*11*	*8*
Change in trade receivables and net amounts due from customers on construction contracts	*315*	*(314)*	*629*
Change in trade payables (*)	*(1,435)*	*(1,039)*	*(396)*
Other changes in operating receivables/payables	*(43)*	*(262)*	*219*
Change in provisions for employee benefits	32	(33)	65
Change in operating provisions and Other changes	280	(39)	319
Net operating free cash flow	**1,551**	**2,272**	**(721)**
% of Revenues	*10.4*	*14.2*	*(3.8) pp*

(*) Includes the change in trade payables for amounts due to fixed assets suppliers.

TELECOM ITALIA GROUP - INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	Change %		
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	3,752	3,805	11,127	11,336	(1.4)	(1.8)	(2.2)
EBITDA	1,679	1,795	4,525	5,296	(6.5)	(14.6)	(14.8)
EBITDA margin	44.7	47.2	40.7	46.7	(2.5)pp	(6.0)pp	(6.0)pp
EBIT	868	982	2,090	2,845	(11.6)	(26.5)	(26.8)
EBIT margin	23.1	25.8	18.8	25.1	(2.7)pp	(6.3)pp	(6.3)pp
Headcount at period-end (number)			52,726	[1] 53,076		(0.7)	

(1) Headcount at December 31, 2014.

Core Domestic

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	Change %	
	(a)	(b)	(c)	(d)	(a/b)	(c/d)
Revenues	3,469	3,544	10,287	10,551	(2.1)	(2.5)
Consumer	1,849	1,839	5,369	5,414	0.5	(0.8)
Business	1,124	1,184	3,428	3,589	(5.1)	(4.5)
National Wholesale	446	458	1,337	1,373	(2.6)	(2.6)
Other	50	63	153	175	(20.6)	(12.6)
EBITDA	1,634	1,750	4,401	5,115	(6.6)	(14.0)
EBITDA margin	47.1	49.4	42.8	48.5	(2.3)pp	(5.7)pp
EBIT	848	958	2,038	2,731	(11.5)	(25.4)
EBIT margin	24.4	27.0	19.8	25.9	(2.6)pp	(6.1)pp
Headcount at period-end (number)			51,808	[1] 51,849		(0.1)

(1) Headcount at December 31, 2014.

International Wholesale – Telecom Italia Sparkle group

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	Change %		
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	336	304	971	905	10.5	7.3	2.3
of which third parties	272	237	781	706	14.8	10.6	4.1
EBITDA	52	52	145	208		(30.3)	(35.0)
EBITDA margin	15.5	17.1	14.9	23.0	(1.6)pp	(8.1)pp	(8.6)pp
EBIT	26	28	66	134	(7.1)	(50.7)	(53.8)
EBIT margin	7.7	9.2	6.8	14.8	(1.5)pp	(8.0)pp	(8.3)pp
Headcount at period-end (number) (*)			632	[1] 641		(1.4)	

(1) Headcount at December 31, 2014.

(*) Includes employees with temp work contracts: 2 employees at September 30,2015 (4 at December 31, 2014).

Olivetti

Following the approval of the restructuring plan for the Olivetti group, on May 11, 2015, in the first nine months of 2015 the business lines for which the plan provides for a process that will lead to their divestment, including through disposals or sales, have been included under Other operations.

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	Change %	
	(a)	(b)	(c)	(d)	(a/b)	(c/d)
Revenues	33	48	123	154	(31.3)	(20.1)
EBITDA	(4)	(4)	(12)	(19)		36.8
EBITDA margin	(12.1)	(8.3)	(9.8)	(12.3)	(3.8pp)	2.5pp
EBIT	(6)	(6)	(15)	(23)		34.8
EBIT margin	(18.2)	(12.5)	(12.2)	(14.9)	(5.7pp)	2.7pp
Headcount at period-end (number)(*)			286	[1] 586		(51.2)

(1) Headcount at December 31, 2014.
(*) Includes employees with temp work contracts: zero employees at September 30,2015 (4 at December 31, 2014).

***

BRAZIL

	(millions of euros)				(millions of Brazilian reais)				Change %	
	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014		
					(a)	(b)	(c)	(d)	(a/b)	c/d
Revenues	1,008	1,608	3,696	4,617	4,117	4,853	13,017	14,330	(15.2)	(9.2)
EBITDA	318	441	1,102	1,281	1,285	1,330	3,882	3,975	(3.4)	(2.3)
EBITDA margin	31.2	27.4	29.8	27.7	31.2	27.4	29.8	27.7	3.8pp	2.1pp
EBIT	169	188	737	557	713	568	2,595	1,729	25.5	50.1
EBIT margin	17.3	11.7	19.9	12.1	17.3	11.7	19.9	12.1	5.6pp	7.8pp
Headcount at period-end (number)							13,113	[1] 12,841		2.1

(1) Headcount at December 31, 2014.

***

MEDIA

(millions of euros)	3rd Quarter 2015	3rd Quarter 2014	9 months to 9/30/2015	9 months to 9/30/2014	Change %		
	(a)	(b)	(c)	(d)	(a/b)	(c/d)	Organic (c/d)
Revenues	20	20	62	51	-	21.6	1.6
EBITDA	1	8	21	19		10.5	(4.5)
EBITDA margin	5.0	40.0	33.9	37.3		(3.4) pp	(1.2) pp
EBIT	(5)	-	4	(2)			
EBIT margin	(25.0)	-	6.5	(3.9)			
Headcount at period-end (number)(*)			85	[1] 89		(4.5)	

(1) Headcount at December 31, 2014.
(*) Includes employees with temp work contracts: zero employees at September 30,2015 (1 at December 31, 2014).

TELECOM ITALIA GROUP - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change amount	%
REPORTED REVENUES	**14,875**	**15,972**	**(1,097)**	**(6.9)**
Foreign currency financial statements translation effect		(505)	505	
Changes in the scope of consolidation		10	(10)	
ORGANIC REVENUES	**14,875**	**15,477**	**(602)**	**(3.9)**

EBIT – reconciliation of organic data

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change amount	%
REPORTED EBIT	**2,800**	**3,393**	**(593)**	**(17.5)**
Foreign currency financial statements translation effect		(57)	57	
Changes in the scope of consolidation		1	(1)	
ORGANIC EBIT	**2,800**	**3,337**	**(537)**	**(16.1)**
of which Non-recurring Income/(Expenses)	(124)	109	(233)	
ORGANIC EBIT, excluding Non-recurring items	**2,924**	**3,228**	**(304)**	**(9.4)**

DOMESTIC - RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

EBITDA – reconciliation of organic data

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change amount	%
REPORTED EBITDA	**4,525**	**5,296**	**(771)**	**(14.6)**
Foreign currency financial statements translation effect	-	15	(15)	
ORGANIC EBITDA	**4,525**	**5,311**	**(786)**	**(14.8)**
of which Non-recurring Income/(Expenses)	(446)	71	(517)	
ORGANIC EBITDA, excluding Non-recurring items	**4,971**	**5,240**	**(269)**	**(5.1)**

EBIT – reconciliation of organic data

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014	Change amount	%
REPORTED EBIT	**2,090**	**2,845**	**(755)**	**(26.5)**
Foreign currency financial statements translation effect	-	9	(9)	
ORGANIC EBIT	**2,090**	**2,854**	**(764)**	**(26.8)**
of which Non-recurring Income/(Expenses)	(446)	109	(555)	
ORGANIC EBIT, excluding Non-recurring items	**2,536**	**2,745**	**(209)**	**(7.6)**

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facilities and term loans

In the table below are shown the composition and the drawdown of the committed credit lines available as of September 30, 2015:

(billions of euros)	9/30/2015		12/31/2014	
	Committed	Utilized	Committed	Utilized
Revolving Credit Facility – due May 2017	4.0	-	4.0	-
Revolving Credit Facility – due March 2018	3.0	-	3.0	-
Total	7.0	-	7.0	-

Telecom Italia has two syndicated RCFs for the amounts of 4 billion euros and 3 billion euros maturing respectively on May 24, 2017 and on March 25, 2018, both not utilized.

Furthermore, Telecom Italia has:

- a bilateral Term Loan with Banca Regionale Europea for the amount of 200 million euros expiring on July 2019, drawn down for the full amount;
- two bilateral Term Loans with Cassa Depositi e Prestiti respectively for the amount of 100 million euros expiring on April 2019 and for the amount of 150 million euros expiring on October 2019, drawn down for the full amounts;
- two bilateral Term Loans with Mediobanca respectively for the amount of 200 million euros expiring on November 2019 and for the amount of 150 million euros expiring on July 2020, drawn down for the full amounts;
- a bilateral Term Loan with ICBC for the amount of 120 million euros expiring on July 2020, drawn down for the full amount;
- a bilateral Term Loan with Intesa Sanpaolo for the amount of 200 million euros expiring on August 2021, drawn down for the full amount.

Bonds

The following tables show the evolution of the bonds during the first nine months of 2015:

New issues

(millions of original currency)	Currency	Amount	Issue date
Telecom Italia S.p.A. 1,000 million euros 3.250% due 1/16/2023	Euro	1,000	1/16/2015
Telecom Italia S.p.A. convertible bond [*] in ordinary shares 2,000 million euros 1.125% due 3/26/2022	Euro	2,000	3/26/2015

(*) On May 20, 2015 Telecom Italia S.p.A. Shareholders' Meeting approved the capital injection reserved for the conversion of the unsecured equity-linked notes.

Repayments

(millions of original currency)	Currency	Amount	Repayment date
Telecom Italia Finance S.A. 20,000 million of JPY 3.550% [1]	JPY	20,000	5/14/2015
Telecom Italia S.p.A. 514 million euros 4.625% [2]	Euro	514	6/15/2015

(1) Advanced repayment of the Private Placement AFLAC expiring on 5/14/2032.
(2) Net of 236 million euros repurchased by Telecom Italia S.p.A. during 2014 and the first half of 2015.

Buybacks

On January 23, 2015, Telecom Italia S.p.A. successfully closed the tender offer for the buyback of four own notes maturing between June 2015 and September 2017, repurchasing a total nominal amount of 810.3 million euros.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price
Telecom Italia S.p.A. - 750 million euros, due June 2015, coupon 4.625% [1]	577,701,000	63,830,000	101.650%
Telecom Italia S.p.A. – 1,000 million euros, due January 2016, coupon 5.125% [2]	771,550,000	108,200,000	104.661%
Telecom Italia S.p.A. - 1,000 million euros, due January 2017, coupon 7.000%	1,000,000,000	374,308,000	111.759%
Telecom Italia S.p.A. - 1,000 million euros, due September 2017, coupon 4.500%	1,000,000,000	263,974,000	108.420%

(1) Net of 172 million euros repurchased by the company in 2014.

(2) Net of 228 million euros repurchased by the company in 2014.

On April 24, 2015 Telecom Italia S.p.A. successfully closed the tender offer for the buyback of nine own notes maturing between January 2017 and February 2022, repurchasing a total nominal amount of 2,000 million euros (the Company didn't accept for purchase any of the September 2017 Notes or January 2017 Notes tendered pursuant to the Offers).

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price
Telecom Italia S.p.A. – 750 million euros, due May 2018, coupon 4.750%	750,000,000	35,879,000	111.165%
Telecom Italia S.p.A. – 750 million euros, due December 2018, coupon 6.125%	750,000,000	121,014,000	117.329%
Telecom Italia S.p.A. – 1,250 million euros, due January 2019, coupon 5.375%	1,250,000,000	307,600,000	114.949%
Telecom Italia S.p.A. – 1,000 million euros, due January 2020, coupon 4.000%	1,000,000,000	280,529,000	111.451%
Telecom Italia S.p.A. – 1,000 million euros, due September 2020, coupon 4.875%	1,000,000,000	452,517,000	116.484%
Telecom Italia S.p.A. – 1,000 million euros, due January 2021, coupon 4.500%	1,000,000,000	436,361,000	114.714%
Telecom Italia S.p.A. – 1,250 million euros, due February 2022, coupon 5.250%	1,250,000,000	366,100,000	121.210%

On July 20, 2015 Telecom Italia S.p.A. successfully closed the tender offer for the buyback of five own notes maturing between January 2017 and January 2019, repurchasing a total nominal amount of 467.3 million euros.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price
Telecom Italia S.p.A. – 1,000 million euros, due January 2017, coupon 7.000% [1]	625,692,000	81,141,000	109.420%
Telecom Italia S.p.A. – 1,000 million euros, due September 2017, coupon 4.500% [2]	736,026,000	107,811,000	107.428%
Telecom Italia S.p.A. – 750 million euros, due May 2018, coupon 4.750% [3]	714,121,000	121,223,000	109.477%
Telecom Italia S.p.A. – 750 million euros, due December 2018, coupon 6.125% [4]	628,986,000	47,108,000	115.395%
Telecom Italia S.p.A. – 1,250 million euros, due January 2019, coupon 5.375% [5]	942,400,000	110,000,000	112.960%

(1) Net of 374 million euros repurchased by the company in January 2015.

(2) Net of 264 million euros repurchased by the company in January 2015.

(3) Net of 36 million euros repurchased by the company in April 2015.

(4) Net of 121 million euros repurchased by the company in April 2015.

(5) Net of 308 million euros repurchased by the company in April 2015.

In the same date Telecom Italia S.p.A. also successfully closed the tender offer for the buyback of two notes of Telecom Italia Capital S.A. maturing between June 2018 and June 2019, repurchasing a total nominal amount of 564 million of USD.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (USD)	Principal amount repurchased (USD)	Buyback price
Telecom Italia Capital S.A. – 1,000 USD million, due June 2018, coupon 6.999%	1,000,000,000	323,356,000	111.721%
Telecom Italia Capital S.A. – 1,000 USD million, due June 2019, coupon 7.175%	1,000,000,000	240,320,000	114.188%

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 198 million euros (nominal value) as of September 30, 2015 increasing by 2 million euros respect to December 31, 2014 (196 million euros).

The nominal amount of repayment, net of the Group's bonds buyback, related to the bonds expiring in the following 18 months as of September 30, 2015 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 3,796 million euros (with reference to the Mandatory Convertible Bond for 1,300 million euros expiring on November 15, 2016 the cash repayment has not been considered because its settlement will take place together with the mandatory conversion into Telecom Italia S.p.A. ordinary shares) with the following detail:

- 683 million euros, due October 1, 2015;
- 120 million euros, due November 23, 2015;
- 677 million euros, due December 29, 2015;
- 663 million euros, due January 25, 2016;
- 708 million euros, due March 21, 2016;
- 400 million euros, due June 7, 2016;
- 545 million euros, due January 20, 2017.

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; including, for example, commitments not to use the company's assets as collateral for loans ("negative pledges").

With reference to the loans received by Telecom Italia S.p.A. ("**Telecom Italia**") from the European Investment Bank ("**EIB**"), as at September 30, 2015, the total nominal amount of outstanding loans amounted to 2,400 million euros, of which 600 million euros at direct risk and 1,800 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 600 million euros only need to apply the following covenant:

- in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the advance repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

EIB loans secured by bank or approved parties **guarantees** for a total nominal amount of 1,800 million euros and the loan of 300 million euros signed on July 30, 2014 at direct risk need to apply the following covenants:

- "Inclusion clause", provided on loans for a total amount of 1.15 billion euros, according to which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB;
- "Network Event", clause provided on loans for a total amount of 850 million euros, according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

Telecom Italia S.p.A. loan contracts do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed.

The loan contracts contain the usual other types of covenants, including the commitment not to use the Company's assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In the Loan contracts and in the Bonds, Telecom Italia must provide communication in case of change in control. Identification elements to prove that event of change in control and the applicable consequences – among which the possible constitution of guarantees or the repayment in advance of the issued amount and the cancellation of the commitment in absence of a different agreement – are precisely disciplined in each contract.

Furthermore, the outstanding loans contain a general commitment by Telecom Italia, whose breach is an event of default, not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such event of default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the cancellation of the undrawn commitment amounts.

In the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of September 30, 2015, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

The effects of non-recurring events and transactions on the separate consolidated income statements line items are set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	9 months to 9/30/2015	9 months to 9/30/2014
Revenues and operating income:		
Other income	–	74
Acquisition of goods and services	(6)	–
Employee benefits expenses - Charges and provisions for employee benefits	(48)	(1)
Other operating expenses - Charges and provisions for risks	(400)	(2)
Change in inventories	(6)	–
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**(460)**	**71**
Gains (losses) on disposals of non-current assets:		
Gains on disposals of non-current assets	336	38
Impact on EBIT - Operating profit (loss)	**(124)**	**109**
Other income (expenses) from investments:		
Gains on disposals of Other investments	11	–
Fair value measurement of the investment in Trentino NGN S.r.l.	–	11
Finance expenses - Other financial expenses related to disputes	(18)	–
Impact on profit (loss) before tax from continuing operations	**(131)**	**120**
Income taxes on non-recurring items	25	(18)
Other Income (expenses) relating to Discontinued operations	–	(2)
Impact on profit (loss) for the period	**(106)**	**100**